February 4, 2011
Mr. Jeffrey Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Kennametal Inc. Form 10-K for the fiscal year ended June 30, 2010 Filed August 12, 2010 File No. 1-05318
Dear Mr. Jaramillo:
In response to your January 26, 2011 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following response. To assist in your review of this response, we have presented it in the same format as provided in your original letter with our applicable response following the comment.
Attached as Exhibit A to this letter are the representations of Kennametal Inc. requested by the Staff’s letter.
Should you or any member of the Staff have any additional questions or comments regarding our response or the applicable filing, please feel free to contact Martha A. Bailey, Vice President Finance and Corporate Controller, at 724.539.5826, or me, at 724.539.4617.
Sincerely,
Frank P. Simpkins
Vice President and Chief Financial Officer
/mab

Mr. Jeffrey Jaramillo
February 4, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010
Schedule II Valuation and Qualifying Accounts and Reserves, page 65
1.	Reference is made to the “Other Adjustments” column and the amounts denoted with an “a.” We note from your disclosure that these amounts represent foreign currency translation adjustments and reserves divested or acquired through business combinations. Please provide us with the amounts that are for the “reserves acquired through business combinations” by each category and for each year presented in this schedule and the amount for the corresponding asset, which relates to these reserves. Please tell us if the corresponding asset with this type of assigned reserve was recorded at the acquisition date fair value and explain the facts and circumstances upon which you recorded such “reserves acquired through business combinations.” As part of your response, please cite the direct accounting guidance upon which you based your accounting.
Response
The following represents amounts for “reserves acquired through business combinations” for each year presented in Schedule II, Valuation and Qualifying Accounts and Reserves, in our June 30, 2010 Form 10-K. These reserves related to three business combinations, two occurred in May 2007 (fiscal 2007) and one occurred in October 2008 (fiscal 2009). There were no business combinations in fiscal 2010.

(amounts in thousands)	2010	2009	2008

Allowance for doubtful accounts	$-	$247	$623

Reserve for obsolete inventory	$-	$-	$2,564

Deferred tax asset valuation allowance	$-	$-	$-

The corresponding assets related to these reserves were as follows:

(amounts in thousands)	2010	2009	2008

Accounts receivable	$-	$10,298	$15,500

Inventories	$-	$-	$16,488

Mr. Jeffrey Jaramillo
February 4, 2011
The applicable accounting guidance at the time of acquisition for these businesses was, Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141). Paragraph 35 of SFAS 141 reads as follows, “Following the process described in paragraphs 36-46 (commonly referred to as the purchase price allocation), an acquiring entity shall allocate the cost of acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition.” The reserves referenced above were recorded as part of the purchase price allocation in order to reflect receivables and inventories at their estimated fair values.
Paragraph 37 states “The following is general guidance for assigning amounts to assets acquired and liabilities assumed except for goodwill”
•	37b “Receivables at present value of amounts to be received determined at appropriate current interest rates, less allowances for uncollectibility and collection costs, if necessary.”

•	37c “Inventories (1) Finished goods and merchandise at estimated selling prices less the sum of (a) costs of disposals and (b) a reasonable profit allowance for the selling effort of the acquiring entity; (2) Work in progress at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) cost of disposal, and (c) a reasonable profit allowance for the completing and selling efforts of the acquiring entity based on profit for similar finished goods; (3) Raw materials at current replacement costs.
The reserves for doubtful accounts were determined by reviewing the aging of the accounts receivable, assessing the probability of collection and applying a reserve percentage to the overdue categories.
The reserves for inventories were determined by reviewing an aging of the inventory balance and applying an appropriate reserve percentage by aging category.
We acknowledge that some of the amounts in the “Other Adjustments” column of our Schedule II Valuation and Qualifying Accounts and Reserves were denoted with an “a” but had no amounts acquired through business combinations associated with them. In future filings, we will be more specific when describing amounts categorized in the “Other Adjustments” column.

Exhibit A
Kennametal Inc. acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC.

By: Name:	/s/ Frank P. Simpkins Frank P. Simpkins
Title:	VP & Chief Financial Officer
Date:	February 4, 2011

4